Exhibit 4.6

RADIOSHACK INVESTMENT PLAN

Amended and Restated Effective as of April 30, 2004

I.

PURPOSE AND SCOPE

The RadioShack Investment Plan (the “Plan”) provides certain Employees of RadioShack Corporation (“RadioShack”) and any Participating Company (collectively with RadioShack, the “Company”) an opportunity to conveniently contribute a portion of their paychecks and receive Company Contributions on those contributions, which amounts may be used, at the election of such Employees, to invest in the common stock of RadioShack Corporation (“Stock”). Capitalized terms not otherwise defined herein shall have the definitions set forth in Section XVIII.

The Plan enables Employees to receive Company Contributions on Employee Payroll Deductions, which they may use to monthly purchase Stock.

The Plan provides for Company Contributions from 40% to 80% of Employee Payroll Deductions.

Effective April 30, 2004, participation in the Plan is frozen. Only employees of the Company participating in the Plan on April 29, 2004 are eligible to participate in the Plan on and after April 30, 2004.

II.

PARTICIPATION IN THE PLAN

A. ADOPTION OF PLAN. Prior to April 30, 2004, RadioShack and each of its divisions, subsidiaries and affiliates could adopt the Plan for all or some of its employees to the extent such adoption was approved by the Board of Directors of RadioShack (the “Board”). On and after April 30, 2004, participation in the Plan is frozen and no additional divisions, subsidiaries and affiliates of RadioShack may adopt the Plan on and after April 30, 2004.

B. ELIGIBILITY. Effective April 30, 2004, only those Employees of the Company who were participating in the Plan on April 29, 2004 (a “Participant”) may continue participating in the Plan on and after April 30, 2004. Any Participant who withdraws from the Plan pursuant to Section VIII will no longer be eligible to participate in the Plan following such withdrawal.

C. ANNUAL ELECTION FOR PARTICIPATION. An eligible Employee must annually make an investment election, or be deemed to have made an election, to purchase Stock, or must make an election not to purchase Stock (such election, an “Annual Election”) at the beginning of each Plan year during a specified time frame as determined by the Plan Administrator. If a Participant does not timely complete an Annual Election form for any Plan Year, he will be deemed to have elected to purchase Stock. The Annual Election shall evidence the Employee’s:

1. Intent to continue participation in the Plan;

2. Consent for Employee Payroll Deductions (as defined in Section III below);

3. Intent to (a) make monthly purchases of Stock and therefore receive the distribution of the Employee’s Plan account in Stock, or (b) to make and receive monthly cash contributions in order to receive the distribution of the Employee’s Plan account in cash; and

4. Acknowledgment and consent to pay the taxes resulting from the Company Contributions (and/or Other Deferrals) during the taxable year in which the Company Contributions (and/or Other Deferrals) are made, in accordance with Section 451 of the Internal Revenue Code of 1986, as amended, or its successor provision.

For payroll periods ending during the period beginning on April 30, 2004 and ending on the earlier of the date an eligible Employee makes an initial Annual Election pursuant to this Section II.C. or May 28, 2004, an eligible Employee will be deemed to have elected to participate in the Plan by making Employee Payroll Deductions at the level in effect on April 29, 2004 to be used (along with Company Contributions and Other Contributions) to purchase Stock. If no initial election, with respect to the Plan as amended and restated effective as of April 30, 2004, is received for an eligible Employee on or before May 28, 2004, such eligible Employee will be deemed to have elected to participate in the Plan for the first Plan Year by making Employee Payroll Deductions at the level in effect on April 29, 2004 to be used (along with Company Contributions and Other Contributions) to purchase Stock.

III.

INVESTMENT OPTIONS

A. RATE OF PAYROLL DEDUCTION. The rate of payroll deduction authorized by a Participant (an “Employee Payroll Deduction”) and in effect as of April 29, 2004 shall continue in effect for each Plan Year, notwithstanding any change in the Participant’s Earnings, until the Participant authorizes a decrease in his or her rate of Employee Payroll Deductions (or a suspension of Employee Payroll Deductions), as provided in Section III.B. Participants may not elect to increase Employee Payroll Deductions; provided, however, when a Participant automatically resumes participation after suspending participation, the Participant will resume participation at the same rate of Employee Payroll Deductions in effect immediately prior to such suspension and such resumption of participation will not be deemed an increase in Employee Payroll Deductions. RadioShack’s Chief Executive Officer may, with respect to all or any group of Employees, limit the maximum authorized payroll deduction to a percentage less than 7% of Earnings (the maximum rate of payroll deductions in effect on April 29, 2004) which reduction will automatically reduce the Employee Payroll Deductions exceeding the new limit to the new limit established by the Chief Executive Officer. Upon the adoption of any such limitation, prompt notice thereof shall be given to the affected Employees.

B. CHANGES IN RATE OF DEDUCTIONS. Without withdrawing from the Plan, a Participant may suspend or decrease contributions to the Plan pursuant to procedures established by the Plan Administrator. A Participant may:

1. Suspend Employee Payroll Deductions, effective as soon as administratively feasible following the date on which receipt of notice to suspend is received by the Plan Administrator in the form and manner specified by the Plan Administrator. The suspension shall be for a period of six (6) months. At the beginning of the first pay period immediately following the six (6) month suspension, Employee Payroll Deductions will automatically be resumed at the rate in effect immediately prior to the suspension and the Participant’s Annual Election to purchase Stock or receive a cash distribution will be retained; provided, however, if the Participant’s automatic resumption of participation occurs in a Plan Year following the Plan Year in which the suspension election was made, the Participant’s Annual Election at the beginning of such later plan year shall govern. A Participant may have only one (1) six (6) month suspension in any twelve (12) month period.

2. Permanently reduce the percentage rate of Employee Payroll Deductions, effective as soon as administratively feasible following receipt of the election by the Plan Administrator in the form and manner specified by the Plan Administrator. Participants may not increase their rate of Employee Payroll Deductions under the Plan. Any reduction in Employee Payroll Deductions will be irrevocable and a Participant will not be entitled to increase Employee Payroll Deductions after electing a reduction.

IV.

CREDITS TO PARTICIPANTS

As of the end of each calendar month, the following credits shall be made to each Participant’s account:

A. EMPLOYEE PAYROLL DEDUCTION. The amount of Employee Payroll Deductions withheld during such month shall be credited to each Participant’s account.

B. COMPANY CONTRIBUTION. A monthly amount (the “Company Contribution”) calculated in accordance with Section IV.B.1. below shall be credited to each Participant’s account.

The amount of the Company Contribution shall be determined on the basis of each payroll period by multiplying the following appropriate percentage times each Employee Payroll Deduction:

Period of Continuous Participation in the Plan As of April 29, 2004	Amount of Company’s Contribution
Day One (1) through Three (3) Years	Forty Percent (40%) of Employee Payroll Deductions

Over Three (3) Years through Five (5) Years	Sixty Percent (60%) of Employee Payroll Deductions

Over Five (5) Years	Eighty Percent (80%) of Employee Payroll Deductions

Effective April 30, 2004, the percentage of Company Contributions matching Employee Payroll Deductions with respect to each Participant will be frozen and only the period of continuous participation in the Plan as of April 29, 2004 will be used to determine the amount of Company Contributions. Therefore, continuous participation in the Plan on and after April 30, 2004 will not result in any increase in the amount of Company Contributions.

C. Employee Payroll Deductions and Company Contributions are to be credited to the Participant’s account monthly as soon as administratively feasible following the end of the last payroll period of the month.

D. OTHER CONTRIBUTIONS—DIVIDEND INCOME ON STOCK. All cash dividends on all Stock credited to the account of a Participant on the record date designated by RadioShack for such dividend shall be allocated to the Participant’s account on the date of payment (such dividend payments are referred to as “Other Contributions”) and applied to the purchase of Stock in accordance with Section VII.B.3. The amount allocated as Other Contributions shall be reduced by any required withholding of taxes. These Other Contributions will not be subject to matching Company Contributions. Participants electing not to purchase Stock under the Plan will not receive dividends on cash amounts credited to their Plan accounts.

E. DIVIDENDS OTHER THAN CASH AND STOCK. All dividends on Stock not payable in cash or Stock shall be allocated to a Participant’s account as a credit in an amount equal to the fair market value of such property. The amount of such credit shall be applied to a Participant’s account as Other Contributions and used to purchase Stock in accordance with Section VII.B.3. Participants electing not to purchase Stock under the Plan will not receive dividends on cash amounts credited to their Plan accounts.

V.

TRANSFERS TO RADIOSHACK

A. EMPLOYEE PAYROLL DEDUCTIONS. The Company shall transfer to RadioShack the Employee Payroll Deductions of each Participant as soon as practicable after the last payroll period of the calendar month in which such Employee Payroll Deductions are withheld.

B. COMPANY CONTRIBUTIONS. The Company shall transfer to RadioShack the Company Contribution for each Participant as soon as practicable after the last payroll period of the calendar month in which such Employee Payroll Deduction is withheld.

VI.

INVESTMENT

A. STOCK.

1. Up to 10,000,000 shares of Stock may be purchased under this Plan. In the event that the number or kind of outstanding shares of Stock shall be changed by reason of recapitalization, reorganization, redesignation, merger, consolidation, stock split, stock dividend, combination or exchange of shares, exchange for other securities, or the like, the number and kind of Stock that may thereafter be distributed under this Plan, may be appropriately adjusted as determined by RadioShack so as to reflect such change.

2. Any Stock required for the purposes of the Plan may be treasury shares or original issue shares.

B. OTHER INTEREST AND INCOME. Except as herein expressly provided otherwise, no interest or other income will be paid or credited on account of an Employees’ Payroll Deductions, Company Contributions, Other Contributions or any other amount payable or credited to Participants.

VII.

MAINTENANCE OF ACCOUNTS

A. ACCOUNTS. RadioShack shall maintain Participant accounts with respect to the Annual Election (including a deemed election) for a Plan Year commencing on the first day of each Plan Year and ending on the date of distribution with respect to such Plan Year (e.g., Participant accounts created through an Annual Election for Plan Year 2005 will be maintained through February 15, 2006, the date of distribution).

B. DISTRIBUTIONS AND PURCHASE OF STOCK.

1. By making an Annual Election (including a deemed election) pursuant to Article II with respect to any Plan Year, each Participant will elect to either (a) make monthly purchases of Stock pursuant to Section VII.B.3 and receive a distribution of such Stock following the end of the Plan Year, or (b) not purchase Stock and instead receive a cash distribution of all Employee Payroll Deductions and Company Contributions for such Plan Year following the end of the Plan Year.

2. The amount of any cash distribution will equal the sum of all Employee Payroll Deductions and Company Contributions credited to a Participant’s account for the Plan Year. For any Participant electing to receive cash pursuant to an Annual Election, a check shall be mailed to the Participant as promptly as practicable, which will be on or about the February 15 following the end of the Plan Year to which the Annual Election relates.

3. If a Participant elects to purchase Stock pursuant to an Annual Election (including a deemed election), then the Employee Payroll Deductions, Company Contributions and Other Contributions credited to his or her Plan account for each month during the Plan Year to which the Annual Election relates will be used to make a monthly purchase of Stock. Such Stock shall be purchased by the Participant on the last trading day of each month at a price per share of Stock equal to the closing price of the Stock reported on the New York Stock Exchange Composite Tape for the last trading day of such month. Distributions of Stock will occur as soon as practicable following the end of a Plan Year, which will be on or about the February 15 following the end of the Plan Year to which the Annual Election relates. Any credits for fractional shares remaining in a Participant’s account following the last Stock purchase of the Plan Year shall remain in the Participant’s account to be utilized in the subsequent Plan Year.

4. Subject to Article XIX, all shares credited to Participant accounts as of April 29, 2004 for the period beginning January 1, 2004 will be distributed to Participants as soon as practicable following April 29, 2004.

VIII.

WITHDRAWALS AND PAYMENTS

A. WITHDRAWALS. The Plan provides for a full withdrawal of a Participant’s account upon the Participant’s (a) death, (b) termination of employment, or (c) retirement at age 62 or older. If a Participant made an Annual Election to receive cash with respect to the Plan Year, the Participant (or the Participant’s beneficiary, as applicable) will receive a distribution in cash as soon as practicable following the end of the month in which such withdrawal event occurred in an amount equal to the Employee Payroll Deductions and Company Contributions credited to his or her account under the Plan. If the Participant made an Annual Election (including a deemed election) to purchase Stock during the Plan Year, the Participant’s account will be distributed in Stock to the Participant (or the Participant’s beneficiary, as applicable) as soon as practicable following the end of the month in which such withdrawal event occurred.

B. VOLUNTARY EMPLOYEE WITHDRAWAL. The Plan also provides that an Employee may withdraw his or her account when notice is sent to the Plan Administrator on the forms and in the manner specified by the Plan Administrator. If a Participant made an Annual Election to receive cash with respect to the Plan Year, upon withdrawal from the Plan the Participant shall receive a payment in cash as soon as practicable following the end of the month in which such withdrawal occurred in an amount equal to the Employee Payroll Deductions and Company Contributions credited to his or her account under the Plan. If the Participant made an Annual Election to purchase Stock during the Plan Year, the Participant’s account will be distributed in Stock as soon as practicable following the end of the month in which such withdrawal occurred. An Employee making a withdrawal pursuant to this Section VIII.B. will be ineligible to participate in the Plan and may not re-enroll in the Plan in any subsequent Plan Year.

C. RECIPIENT OF PAYMENT. All withdrawal payments will be made to the Participant except withdrawal payments resulting from the death of the Participant, in which event the payment will be made to the beneficiary designated by the Participant or as otherwise provided by the Plan. In event of the death of a Participant, the Participant’s beneficiary may act on behalf of the Participant. Payment to the Participant or his or her beneficiary pursuant to Section VIII.A. shall be made as soon as practicable following the end of the month after the withdrawal event occurred.

IX.

BENEFICIARY

A. DESIGNATION OF BENEFICIARY. Participants shall file with the Plan Administrator a written designation of beneficiary designating who is to receive any Stock or any cash to the Participant’s credit under the Plan in the event of the Participant’s death prior to the delivery of such Stock or cash.

B. CHANGE OF BENEFICIARY. A Participant may change his or her beneficiary designation at any time in the form and manner specified by, the Plan Administrator. Such change shall take effect as of the date the Participant signed such written notice, whether or not the Participant is living at the time of receipt of such notice by the Plan Administrator, but without prejudice to RadioShack on account of payments made before such receipt.

C. PAYMENT TO BENEFICIARY. Upon the death of a Participant and upon receipt of proof deemed adequate by RadioShack of the identity and existence, at the time of Participant’s death, of a beneficiary or beneficiaries validly designated by the Participant under the Plan, payment will be made to the beneficiary or beneficiaries in the manner and form as set forth in Section VIII hereof.

D. ABSENCE OF BENEFICIARY. In the absence of a beneficiary designation under the Plan or when a beneficiary has pre-deceased the Participant, payment shall be made to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed to the knowledge of RadioShack (or in the event such executor or administrator has been disqualified), payment may be made to such person or persons as RadioShack, in its sole discretion, shall be satisfied is or are legally entitled thereto.

E. INTEREST OF BENEFICIARY IN PLAN. No designated beneficiary shall, prior to the death of the Participant by whom he or she has been designated as such, acquire any interest in the Stock or cash credited to the account of the Participant under the Plan.

X.

OWNERSHIP OF STOCK

On and after the purchase of Stock by any Participant, the Participant shall have all rights of ownership with respect to such Stock, including the right to receive dividends and other distributions with respect to such Stock and the right to vote such Stock; provided, however, nothing in this Article X will entitle a Participant to receive delivery of Stock prior to the time set forth in Section VII.B.3. RadioShack will deliver to each Participant owning Stock held under the Plan all notices of meetings, proxy statements, and other material distributed by RadioShack to its stockholders.

XI.

ADMINISTRATION

A. ADMINISTRATION BY RADIOSHACK. The Plan shall be administered by RadioShack through its Chief Executive Officer, President, an Administrative Committee, or such other person(s) as may be designated, from time to time, by RadioShack. RadioShack has presently designated an Administrative Committee as the Plan Administrator to administer the Plan, and RadioShack shall have the right at any time in its sole discretion to change or remove the designated Plan Administrator. The Plan Administrator may, from time to time, delegate all or portion of its duties.

B. POWERS OF ADMINISTRATOR. The powers of RadioShack with respect to the administration of this Plan shall include, in addition to those conferred elsewhere in the Plan, but shall not be limited to:

1. Authorizing delivery and payment of Stock and cash under the Plan;

2. Making, amending and enforcing all appropriate rules and regulations for the administration of the Plan; and

3. Deciding or resolving any and all questions as may arise in connection with the Plan.

C. AUTHORITY OF RADIOSHACK. Any determination, decision or action of RadioShack concerning or with respect to any question arising out of or in connection with the construction, interpretation, administration and application of the Plan and of its rules and regulations or any delivery of Stock or payments hereunder, shall lie within the sole and absolute discretion of RadioShack and shall be final, conclusive and binding upon all Participants and any and all persons claiming by, through or under any Participant. Any delivery or payment made hereunder shall operate as a complete discharge of the obligations of RadioShack. If RadioShack has any doubt as to the proper person to receive deliveries or payments hereunder, RadioShack may bring a suit for interpleader in any appropriate court, pay any amounts due to court, and RadioShack shall have the right to recover its reasonable attorneys’ fees from such proceeds so paid or to be paid. Any delivery or payment made by RadioShack, in good faith and in accordance with this Plan, shall fully discharge RadioShack from all further obligations with respect to such deliveries or payments.

D. COSTS OF ADMINISTRATION. All costs of administration of the Plan shall be borne by RadioShack.

E. PAYMENTS TO LEGALLY DISABLED PARTICIPANTS. Whenever any Participant that is entitled to Stock or payments under the Plan is under legal disability or in the sole judgment of RadioShack shall otherwise be unable to apply such Stock or payments to his or her own best interest and advantage (as in the case of illness, whether mental or physical, or where the person not under legal disability is unable to preserve his or her estate for his or her own best interest), RadioShack may, in the exercise of its sole and absolute discretion, direct all or any portion of such Stock or payments to be made in any one or more of the following ways unless claims shall have been made therefor by an existing and duly appointed guardian, conservator, committee or other duly appointed legal representative, in which event Stock or payment shall be delivered or made:

1. directly to such Participant unless such Participant shall have been legally adjudicated incompetent at the time of the deliveries or payment;

2. to the spouse, child, parent or other blood relative to be expended on behalf of the Participant entitled or on behalf of those dependents as to whom the Participant entitled has duty of support;

3. to a recognized charity or governmental institution to be expended for the benefit of the Participant entitled or for the benefit of those dependents as to whom the Participant entitled has the duty of support; or

4. to any other institution, approved by RadioShack to be expended for the benefit of the Participant entitled or for the benefit of those dependents, as to whom the Participant entitled has the duty of support.

F. IMMUNITY FROM LIABILITY. No member of the Administrative Committee shall incur any liability for any action or failure to act, excepting liability for his or her own gross negligence or willful misconduct. RadioShack shall indemnify each member of the Administrative Committee against any and all claims, losses, damages, expenses and liabilities, including any amounts paid in settlement with the Administrative Committee’s approval, arising from any action or failure to act, except when the same is judicially determined to be due to the gross negligence or willful misconduct of such member. The

Administrative Committee may, at its discretion, require the written approval or disapproval of RadioShack prior to taking action in any particular matter made the subject of its responsibility hereunder.

XII.

PARTICIPATION BY AFFILIATED COMPANIES

This Plan shall apply to any company or corporation a portion of whose voting stock is owned directly or indirectly by RadioShack, and any of its affiliates, if such company or corporation shall elect to participate and if, and so long as, such participation shall be approved by RadioShack (a “Participating Company”). A Participating Company shall be bound by the terms of this document. Effective April 30, 2004, the Plan was frozen and no company or corporation which was not a Participating Company on April 29, 2004 may elect to participate in the Plan thereafter.

XIII.

NO WARRANTY OF SECURITY VALUES

None of RadioShack, the Company, any Participating Company, or their respective officers, directors, agents or servants warrants or represents in any way that the value of Stock in which the Participant may have an interest will increase or will not decrease. Each Participant assumes all risk in connection with any changes in the value of Stock to the extent he or she may have an interest therein, and each Participant acknowledges such risk by virtue of his or her participation in the Plan.

XIV.

GENERAL PROVISIONS

A. EXTENT OF CERTAIN RIGHTS OF PARTICIPANTS. Participation in the Plan shall not entitle any Employee to be retained in the service of RadioShack or the Company or of any Participating Company. The right and power of RadioShack, the Company and of each Participating Company to dismiss or discharge any Employee is specifically reserved.

B. LIMITATION OF PARTICIPANT’S RIGHTS. No Participant nor any person claiming by, through or under the Participant shall have any right or interest under the Plan that is not otherwise herein expressly granted.

C. ASSIGNMENT. No interest in any Stock or cash held under the Plan prior to delivery to the Participant as hereinabove provided, shall be assigned, alienated, pledged, or otherwise encumbered in whole or in part, directly or indirectly, by operation of law, or otherwise. If any attempt is made by a Participant to assign, alienate, pledge, or otherwise encumber his or her interest in such Stock or cash prior to such delivery, for his or her debts, liabilities in tort or contract, or otherwise, then RadioShack (in its sole and absolute discretion) may treat such attempt as an election by the Participant to withdraw from the Plan and submit to any loss of rights as provided in the Plan.

D. QUARTERLY STATEMENT OF ACCOUNT. As soon as practicable after the end of each calendar quarter, each Participant shall be furnished with a statement of his or her account under the Plan.

E. REGISTRATION OF STOCK. Stock to be delivered to a Participant will be registered in his or her name alone or, in the event of his or her death prior to such delivery, the Stock will be registered in the name of the person or persons entitled thereto.

F. MISCELLANEOUS.

1. The Company, its Employees and agents and the Plan Administrator may rely upon the authenticity of any information supplied to them by any Participant or a Company in connection with the operation of the Plan, and shall be fully protected in relying upon such information.

2. No individual or Plan Administrator administering, or aiding in the administration of, the Plan shall have any liability, except as provided in Section XIV.F.3. below. As a condition precedent to participation in the Plan or the receipt of benefits thereunder, such liability, if any, is expressly waived and released by each Participant and by any and all persons claiming by, through or under any Participant, such waiver and release to be conclusively evidenced by the act of participation or the acceptance of benefits under the Plan.

3. No individual or Plan Administrator administering, or aiding in the administration of, the Plan shall be liable except for his or her own acts or omissions and then only for willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. As used herein, “individual administering, or aiding in the administration of the Plan” shall include any Stock owner, director, officer, employee or agent of the Company as well as the Plan Administrator.

4. RadioShack may require compliance with any legal requirements which it deems necessary as a condition for delivery of, or payment for, any Stock or cash to the credit of a Participant under the Plan.

5. By a Participant’s act of participating in the Plan or by the acceptance of any of the benefits thereunder, such Participant and any and all persons claiming by, through or under any such Participant, shall thereby be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, the application of the provisions of the Plan.

6. For the purposes of the Plan, unless the contrary is clearly indicated by the context, the use of the masculine gender shall also include within its meaning the feminine, and the use of the singular shall also include within its meaning the plural, and vice versa.

XV.

NOTICES AND COMMUNICATIONS

A. TO PARTICIPANTS. All notices, reports and other communications to a Participant under or in connection with the Plan shall be deemed to have been duly given, made or delivered when sent to by the Participant physically or by electronic means.

B. BY PARTICIPANTS. All Notices, instructions or other communications by a Participant to RadioShack under or in connection with the Plan shall be duly given, made or delivered when received by the Corporate Secretary of RadioShack (300 RadioShack Circle, Fort Worth, Texas 76102) or when received in the form and at the location specified by RadioShack, or by the person, designated for receipt of such notice, instruction or other communication by RadioShack.

XVI.

AMENDMENT, SUSPENSION OR TERMINATION

A. AUTHORITY TO AMEND, SUSPEND OR TERMINATE. Participants may make contributions under this Plan until April 29, 2014. Notwithstanding the preceding, the Board may amend, suspend or terminate the Plan at any time, or from time to time. Without limitation, such amendment may change (a) the rates of Employee Payroll Deductions which may be designated by all Participants or (b) the rates of Company Contributions, or (c) any other provisions of the Plan.

B. DELEGATION OF AUTHORITY. The Board may delegate to the Chairman of the Board, Chief Executive Officer, the President or such other person(s) designated by the Board the authority to amend any provision of this Plan, provided such amendment is (a) of an administrative nature or (b) does not result in any material increase in the Company’s costs.

C. AMENDMENTS. No amendment, suspension or termination shall adversely affect any rights of a Participant to Stock or cash to his or her credit under the Plan as of the date of amendment, suspension or termination. Upon any termination, all Stock and cash to the credit of each Participant under the Plan shall be promptly paid over to the Participant.

D. LIMITATION ON PLAN AMENDMENT. No amendment shall increase the maximum number of shares of Stock that may be distributed under this Plan without the further approval of the Board. Furthermore, any amendment to this Plan that causes this Plan to be deemed to be an “equity compensation plan” (or any successor definition) under the listing requirements of the New York Stock Exchange shall be approved by the stockholders of RadioShack as required by such listing requirements.

XVII.

APPLICABLE LAW

Any question concerning or in respect of the validity, construction, interpretation, administration and effect of the Plan, and of its rules and regulations, and the rights of any or all persons having or claiming to have an interest therein or thereunder, shall be governed exclusively and solely in accordance with the laws of the State of Texas without regard to its choice of laws provisions.

XVIII.

DEFINITIONS

For the purposes of the Plan, unless some other meaning is clearly indicated by the context, the following definitions shall be applicable:

“Annual Election” is defined in Section II.C.

“Board” is defined in Section II.A.

“Company” is defined in Section I.

“Company Contribution” is defined in Section IV.B.

“Earnings” means the amount which an Employee is receiving as salary or wages from the Company, including payment for overtime, vacation pay, night shift bonus, and any cost of living adjustment including incentive compensation, other variable compensation or bonds. Notwithstanding the preceding, Earnings shall in no event include living allowances, prizes, moving expenses, tuition reimbursement, relocation pay, retainers, and special payments made for services performed outside his or her regular duties and any other special payments; provided, however, that such amounts shall be included in Earnings to the extent that such amounts are specifically approved by the Chief Executive Officer of the Company for such Employees of the Company as he may authorize in writing. Commissions shall be included as Earnings only to the extent approved by the Chief Executive Officer of the Company for such Employees of the Company as he may authorize in writing.

Earnings shall not include Company Contributions or distributions to or from this Plan and any Company contributions under or distributions from the RadioShack Supplemental Stock Program, nor shall Earnings include (w) any proceeds from stock option exercises or restricted stock or proceeds therefrom, (x) any compensation deferred under the RadioShack Corporation Executive Deferred Compensation Plan, the RadioShack Corporation Executive Deferred Stock Plan, or any nonqualified agreements between the Company or any Participant or Employee which provides for the deferral of compensation (collectively), the (“Deferred Compensation Plans”), (y) any Company contributions made under the Deferred Compensation Plans and (z) any distributions or payments under the Deferred Compensation Plans.

Additionally, the Chief Executive Officer, in his or her sole and absolute discretion, may exclude or include any amounts or items in or from Earnings as he or she deems appropriate.

“Employee” means a regular employee of the Company receiving wages or salary, but shall not include any person compensated pursuant to a contract other than an employment contract with the Company under the terms of which compensation is paid on a regular fixed salary or wage basis. As used above, “Employee” shall also include, without limitation, any salesperson who is a bona fide employee of the Company and recognized as such for Social Security purposes.

“Employee Payroll Deduction” is defined in Section III.A.

“Other Contributions” is defined in Section IV.C.

“Participant” is defined in Section II.B.

“Participating Company” is defined in Section XII.

“Plan” is defined in Section I.

“Plan Administrator” is the individual or committee appointed by RadioShack to administer the Plan pursuant to Section XI.A.

“Plan Year” means the twelve months beginning January 1 and ending December 31 for each year beginning on and after January 1, 2005; provided, however, the first “Plan Year” means the period beginning April 30, 2004 and ending December 31, 2004.

“RadioShack” is defined in Section I.

“Stock” is defined in Section I.

XIX.

EFFECTIVE DATE

The Plan, as amended and restated, shall become effective as of April 30, 2004. All amounts credited to Participant accounts in 2004 prior to April 30, 2004 will be subject to the terms of the Plan effective prior to April 30, 2004; provided, however, that all amounts credited to a Participant’s account on April 30, 2004, relating to services performed prior to April 30, 2004, will be subject to the terms of the Plan as amended and restated as of April 30, 2004 and will be used to purchase Stock.

XX.

CHANGE IN CONTROL

A. IMMEDIATE DISTRIBUTION OF CASH. Notwithstanding anything contained in the Plan to the contrary, if a Participant has elected a cash distribution pursuant to an Annual Election, amounts credited to a

Participant’s account shall be immediately distributable in cash upon the occurrence of the earlier of (a) a Change in Control (as hereinafter defined) or (b) the commencement of a Tender Offer (as hereinafter defined). Amounts credited to a Participant’s account during the Plan Year following the commencement of a Tender Offer and prior to the consummation and during the pendency thereof shall be distributable in cash immediately prior to the consummation of the Tender Offer; provided, however, that in the event RadioShack is unable to distribute such amounts prior to consummation of the Tender Offer, RadioShack shall take such other reasonable steps as may be necessary to assure that Participants receive the same economic benefits an immediate distribution of such amounts would have provided to Participants. To the extent a Participant has elected to purchase Stock pursuant to an Annual Election (including a deemed election), amounts credited to a Participant’s account before the Change in Control or commencement of a Tender Offer or during the pendency of the Tender Offer will be used to purchase Stock, and Stock purchased before the Change in Control or commencement of a Tender Offer or during the pendency of the Tender Offer will be delivered, each in accordance with Article VII.B.3.

B. DEFINITIONS. For purposes of the Plan,

1. For purpose of the Plan, a “Change in Control” shall mean any of the following events:

(a) An acquisition (other than directly from RadioShack Corporation (for purposes of this Section XX B. “the Company”)) of any voting securities of the Company (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) immediately after which such Person has “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of fifteen percent (15%) or more of the combined voting power of the Company’s then outstanding Voting Securities; provided, however, in determining whether a Change in Control has occurred, Voting Securities which are acquired in a Non-Control Acquisition (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control.

A “Non-Control Acquisition” shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) any corporation or other Person of which a majority of its voting power or its voting equity securities or equity interest is owned, directly or indirectly, by the Company (for purposes of this definition, a “Subsidiary”), (ii) the Company or its Subsidiaries, or (iii) any Person in connection with a Non-Control Transaction (as hereinafter defined);

(b) The individuals who, as of April 30, 2004 are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least two-thirds of the Board; provided, however, that if the election, or nomination for election by the Company’s stockholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this Plan, be considered as a member of the Incumbent Board; provided further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened “Election Contest” (as described in Rule 14a-11 promulgated under the 1934 Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a “Proxy Contest”) including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest; or

(c) The consummation of:

(i) A merger, consolidation, reorganization or other business combination with or into the Company or in which securities of the Company are issued, unless

(A) the stockholders of the Company, immediately before such merger,

consolidation, reorganization or other business combination, own directly or indirectly immediately following such merger, consolidation, reorganization or other business combination, at least sixty percent (60%) of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation, reorganization or other business combination (the “Surviving Corporation”) in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation, reorganization or other business combination,

(B) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation, reorganization or other business combination constitute at least two-thirds of the members of the board of directors of the Surviving Corporation, or a corporation beneficially directly or indirectly owning a majority of the combined voting power of the outstanding voting securities of the Surviving Corporation, or

(C) no Person other than (i) the Company, (ii) any Subsidiary, (iii) any employee benefit plan (or any trust forming a part thereof) that, immediately prior to such merger, consolidation, reorganization or other business combination was maintained by the Company, the Surviving Corporation, or any Subsidiary, or (iv) any Person who, immediately prior to such merger, consolidation, reorganization or other business combination had Beneficial Ownership of fifteen percent (15%) or more of the then outstanding Voting Securities, has Beneficial Ownership of fifteen percent (15%) or more of the combined voting power of the Surviving Corporation’s then outstanding voting securities, and

A transaction described in clauses (A) through (C) shall herein be referred to as a “Non-Control Transaction.”

(ii) A complete liquidation or dissolution of the Company; or

(iii) The sale or other disposition of all or substantially all of the assets of the Company to any Person (other than (i) any such sale or disposition that results in at least fifty percent (50%) of the Company’s assets being owned by one or more subsidiaries or (ii) a distribution to the Company’s stockholders of the stock of a subsidiary or any other assets).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the “Subject Person”) acquired Beneficial Ownership of more than the permitted amount of the then outstanding Voting Securities (X) as a result of the acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person, provided that if a Change in Control would occur (but for the operation of this subsection (X)) as a result of the acquisition of Voting Securities by the Company, and after such share acquisition by the Company, the Subject Person becomes the Beneficial owner of any additional Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur, or (Y) and such Subject Person (1) within fourteen (14) Business Days (or such greater period of time as may be determined by action of the Board) after such Subject Person would otherwise have caused a Change in Control (but for the operation of this clause (Y)), such Subject Person notifies the Board that such Subject Person did so inadvertently, and (2) within seven (7) Business Days after such notification (or such greater period of time as may be determined by action of the Board), such Subject Person divests itself of a sufficient number of Voting Securities so that such Subject Person is no longer the Beneficial Owner of more than the permitted amount of the outstanding Voting Securities.

2. A “Tender Offer” shall occur when any Person, either alone or in conjunction with others, makes a tender offer, or exchange offer, or otherwise offers to purchase, or solicits an offer to sell to such person, one percent or more of the outstanding shares of RadioShack Corporation securities.

C. WITHDRAWAL. No Participant shall be deemed to have withdrawn from the Plan by reason of receiving a cash or Stock distribution pursuant to Section XX.A.

D. AMENDMENT OR TERMINATION. Notwithstanding any provision contained in the Plan to the contrary, for a period of one (1) year following a Change in Control the Plan may not be terminated or amended in any way that would adversely affect the computation or amount of, or entitlement to, benefits hereunder, including, but not limited to, (a) any reduction in the right to make Employee Payroll Deductions by any individual who was an Employee on the date immediately prior to a Change in Control, (b) a reduction in the level of Company Contributions with respect to such individuals or (c) any change in the distribution or withdrawal provisions; provided, however, that if the Stock ceases to be publicly traded, there may be substituted for Stock under the Plan one or more reasonable investments. Any amendment or termination of the Plan that (i) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control or (ii) otherwise arose in connection with, or in anticipation of, a Change in Control shall be null and void, and shall have no effect whatsoever.

E. AMENDMENT TO ARTICLE XX. Notwithstanding any provision contained in the Plan to the contrary, no provision of this Article XX may be amended at any time in any manner that would adversely affect the right to or amount of any benefits upon a Change in Control.

F. SUCCESSORS AND ASSIGNS. Notwithstanding any provision contained in the Plan to the contrary, the provisions of this Article XX shall be binding upon the Company and its successors and assigns.

G. SEVERABILITY. Notwithstanding any provision contained in the Plan to the contrary, the provisions of the Plan shall be deemed severable and the validity or un-enforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.

H. CONTRARY PROVISIONS. The provisions of this Article XX shall govern notwithstanding anything contained in the Plan to the contrary.